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                    P&O PRINCESS CRUISES TO ACQUIRE
                  FORMER RENAISSANCE SHIPS R3 AND R4


P&O Princess Cruises today announced the acquisition of the former Renaissance vessels, R3 and R4, which will join its North American and Australian fleets.

The 684 lower berth vessels, which originally entered service in 1999, will be acquired through a lease purchase structure at a total combined capital cost for the two ships of approximately $150 million. Under the terms of the acquisition contracts, the two vessels are contracted to be deployed in the Pacific Ocean region for at least the first two years of their operation by P&O Princess. R4, which will be renamed Tahitian Princess, is expected to continue to be deployed in French Polynesia for a further three years.

The ships have a similar design to the other vessels in the P&O Princess fleet with over two thirds of the cabins on each ship having balconies, and with the ships incorporating a wide variety of dining alternatives. The P&O Princess fleet will continue to include a choice of small, medium-sized and large vessels appealing to the full range of consumer tastes in the countries where the Group operates.

Tahitian Princess will sail year round in French Polynesia, as part of our Princess Cruises fleet, offering new itineraries to our North American customers. Her homeport will be Papeete, Tahiti.

R3 will be renamed Pacific Princess and will operate on a split deployment divided between Princess Cruises and P&O Cruises in Australia. For the six months of the year that she is part of the Princess fleet, she will offer itineraries throughout the Pacific region and French Polynesia. For the other half of the year the ship's homeport will be Sydney and she will offer premium cruises to Australians under the P&O Cruises Australia brand to French New Caledonia and elsewhere in the South Pacific.

With the addition of the Pacific Princess to the contemporary product delivered by the Pacific Sky, P&O Cruises in Australia will increase its capacity by 30% and provide products designed to appeal to the full range of Australian consumer tastes.

Peter Ratcliffe, Chief Executive of P&O Princess Cruises commented:

"Our strong global reach and our increasingly modern fleet gives us the flexibility to deploy our ships strategically. Operating one ship for half the year under our Princess brand and for the other half of the year under our P&O Cruises Australia brand enables us to operate in the peak summer period year round, selling across the northern and the southern hemispheres.

These two small ships, acquired at a very effective capital cost, are ideal for Princess' destination trades and will complement our modern fleet of larger vessels. The new ships will deliver Princess'
signature product of "personal choice cruising", with a range of dining options and the high proportion of balcony cabins that our customers have come to expect.






At the same time, we are able to expand and broaden our presence in the Australian market, with a new premium product to complement the successful Pacific Sky programme.

We are delighted to have the opportunity to acquire these ships and look forward to expanding the tourism market in French Polynesia and in the other developing countries in the Pacific region."


                               - Ends -

Enquiries
P&O Princess
+44 (0)7730  732 015
Caroline Keppel-Palmer

Brunswick
Sophie Fitton
+44 (0) 20 74045959

Notes to Editors
R3  and R4 each have a gross tonnage of 30,277 grt and a top speed  of
19.5 knots. They both have 684 lower berths and were built in 1999. They are two of the eight sister ships previously operated by Renaissance Cruises. In March 2002, P&O Princess Cruises announced that it entered into an agreement to charter R8, which will be renamed Minerva II, to operate under its UK discovery brand, Swan Hellenic. The two ships are owned by French investors and had been leased to Renaissance Cruises. P&O Princess will lease the ships for approximately two years, from the fourth quarter of 2002. At the end of the lease period, P&O Princess will purchase the two ships for a fixed price. The ships will be accounted for on balance sheet, together with the associated lease and purchase liability. It is expected that the two ships will be capitalised in P&O Princess' books at a combined value of around $150 million, giving a capital cost of $110,000 per berth.

Princess Cruises
Princess Cruises, one of the best known names in North American cruising, operates a fleet of ten ships deployed on many different itineraries calling at more than 180 ports worldwide. Cruises range from 7 to 32 days in length to destinations including the Caribbean, Alaska, Europe, the Panama Canal, Mexico, the South Pacific, South America, Hawaii, Asia, Canada, New England and Bermuda.

P&O Cruises Australia
P&O Cruises Australia offers cruises of between seven and fourteen nights from Sydney to Vanuatu, New Caledonia, Fiji and New Zealand. Its vessel, Pacific Sky, is the biggest cruise ship to sail the South Pacific year round.

P&O Princess
P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and A'ROSA in Germany; and P&O Cruises in Australia. In addition to the above two vessels, the current complement of 19 ships and two riverboats offering 31,130 berths is set to grow in the next two years with six new ocean cruise ships and one riverboat on order. P&O Princess Cruises has approximately 20,000 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately GBP1.7 billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").